July 11, 2011

Anne Nguyen Parker, Esquire
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Puissant Industries, Inc. (the “Company”, “us” or “our”)
Amendment 1 to Registration Statement on Form S-1
File No. 333-174222
Dear Ms. Parker:

The company’s responses to the Commission’s June 23, 2011 Comment Letter regarding the above referenced Registration Statement are contained below.

General
Staff Comment 1
1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

Company Response to Comment 1
We have made appropriate corresponding changes to our disclosures relating to individual comments and  are providing page references to all responsive disclosure in the marked version of the document.

Staff Comment 2
2. If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point. Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

Company Response to Comment 2
We have fully responded to each question and bullet point in the Comment Letter.

Staff Comment 3
3. As you appear to be engaged in oil and gas producing activities as defined in Rule 4-10(a)(16) of Regulation S-X, please provide the disclosures required by Items 1206 and 1208 of Regulation S-K, or tell us why such information is not required.

Company Response to Comment 3
We have not included the disclosures required by Item 1206 because we have not commenced drilling activity. We have disclosed the information required by 1208 (b) on page 19 under the heading captioned, “Acreage and Wells Summary.”

Staff Comment 4
4. Please include appropriate map(s) of your properties.

Company Response to Comment 4
We have included a map of our properties on page 21.

Prospectus Cover Page
Staff Comment 5
5. We note that you have marked this as a preliminary prospectus subject to completion. However, if you intend to use the prospectus before the effective date of the registration statement, please include in a prominent place the legend required by Item 501(b)(10) of Regulation S-K.

Company Response to Comment 5
We have included the legend required by Item 503(b)(10) on the Prospectus Cover Page on page 2.

Prospectus Summary, page 4
Business page 4
Staff Comment 6
6. Please clarify the nature of ownership and disclose the status of the 39 wells that you have acquired. For instance, disclose that you have only acquired working and 85% net revenue interests in these wells. Disclose if these wells are producing or shut-in. Also, define what you mean by a “development location.”

Company Response to Comment 6
We have clarified on page 4 that we hold a working and 85% net revenue interest in the 39 wells and the wells are shut-in. We have removed references to “development location” throughout the document.

Risk Factors, page 5
Staff Comment 7
7. You disclose that your officers and directors serve as officers and/or directors of other companies. Please disclose the approximate percentage of your officers’ professional time that each devotes to your business.

Company Response to Comment 7
We have disclosed on page 8 the approximate percentage of our officers’ professional time that each devotes to our business under the Risk Factor captioned, “Because members of our management have other business interests, they may not be able or willing to devote a sufficient amount of time to our business operations, causing our business to fail.”

Staff Comment 8 -- Directors, Executive Officers, Promoters, and Control Persons, page 14
8. Please provide support for your statement that “Mr. Holbrook is a Senior Engineering Manager with more than thirty-five (35) years of administrative and technical experience in the petroleum and natural gas industry.” In this regard, you disclose that from 1984-1989 Mark E. Holbrook was a senior engineer with two independent oil and gas companies, and that from December 1, 2005 to July 9, 2009 he was the CEO of Mark. E. Holbrook and Associates Company. Please disclose any experience from 1989 to December 1, 2005 that relates to the petroleum and natural gas industry.

Company Response to Comment 8
We have presented more complete information reflecting the actual dates and detail of Mr. Holbrook’s experience and also corrected a scrivener’s error on page 14, which now reflects that from January 10, 1989 until July 9, 2009, Mr. Holbrook was the Chief Executive Officer of Mark. E. Holbrook and Associates Company.

Staff Comment 9
9. Please remove or clarify the statement that Mark E. Holbrook is a “lifelong” member of certain organizations.

Company Response to Comment 9
We have removed the term “lifelong” to describe Mr. Holbrook’s affiliation with various organizations and clarified that Mr. Holbrook has been a member of these organizations since 1982.

Staff Comment 10
10. You disclose that Marshall Holbrook has more than 12 years experience in the administration and operation of oil and gas production companies. Please provide the dates and detail of this experience.

Company Response to Comment 10
We have provided the specific dates and detail of Marshall Holbrook’s years experience in the administration and operation of oil and gas production companies on page 14.

Staff Comment 11
11. You disclose that Cora J. Holbrook has more than 35 years experience in the administration and operations of oil and gas companies. Please include the dates and detail of this experience.

Company Response to Comment 11
We have provided the specific dates and detail of Cora J. Holbrook’s experience in the administration and operation of oil and gas production companies on page 14.

Staff Comment 12-- Security Ownership of Certain Beneficial Owners and Management, page 15
12. In the table on page 16, please provide the total beneficial ownership information for the directors and executive officers as a group. See Item 403(b) of Regulation S-K.

Company Response to Comment 12
We have provided the total beneficial ownership information for the directors and executive officers as a group as required by Item 403(b) in the table on page 16.

Staff Comment 13-- Description of Securities, page 17
13. Please file the agreement that sets forth your obligation to grant each note holder 1500 warrants for every $500 invested.

Company Response to Comment 13
We previously filed as Exhibit 10.2, Convertible Promissory Note with Warrant. The version filed was for an investment of $5,000. Paragraph 3 of the agreement requires us to grant the note holder 15,000 warrants, which equates to 1,500 warrants for every $500 invested. Each time we located an investor, we calculated the number of warrants granted based upon 1,500 warrants for every $500 invested and changed Paragraph 3 to reflect the number of warrants granted based upon the subscriber’s investment amount.

Staff Comment 14--Description of Business, page 18--Organization, page 18
14. You disclose that on January 7, 2010 A.D.I.D. Corporation, a Kentucky corporation controlled by Marshall Holbrook, assigned to you your working interest and net revenue interests in 39 wells. However, when we searched the well permit numbers for these wells, as listed in your exhibits 10.6 to 10.8, on the Commonwealth of Kentucky’s Department of Natural Resources Division of Oil and Gas homepage, available at http://oilandgas.ky.gov/Pages/Welcome.aspx, for almost all of these wells, the well operator is not listed as A.D.I.D Corporation nor as yourself. Please explain and clarify how A.D.I.D.’s ownership of working and net revenue interests in these wells are evidenced.

Company Response to Comment 14
The Kentucky Department of Natural Resources website only shows the original Operator when the well was permitted and drilled. Up to date information regarding the well operator is located in the Wells Record Section at the Kentucky Department of Natural Resources Office. ADID is the new operator of record with the State of Kentucky and is not on the website because it was not the original Operator. The records reflecting an Operator after the original Operator are located at the Kentucky Department of Natural Resources Office. The assignment from ADID to the Company is recorded at the courthouse in each Kentucky County where the well and drilling unit are located. We have filed as Exhibit 10.19, the written verification from the Commonwealth of Kentucky Department of Natural Resources Division of Oil and Gas confirming that A.D.I.D. is the operator of the 39 wells.

Staff Comment 15
15. You disclose here and on page 25 that the assignment of assets from A.D.I.D. Corporation on August 1, 2009 and January 7, 2010 were pursuant to an agreement dated January 15, 2005. Please reconcile these dates with the dates found in Exhibits 10.6 to 10.14. If the dates are set forth in different agreements that you have not filed, please provide us with a copy of these agreements.

Company Response to Comment 15
We have corrected our disclosure to reflect the February 15, 2010 as the date of the assignment of the oil and gas leases and wells and August 1, 2009 as the date for the assignment date of the pipelines on pages 18 and 25. We have also filed the January 15, 2005 agreement we described in our narrative on pages 19 and 31 as Exhibit 10.18.

Staff Comment 16
16. Disclose in this section the consideration you paid for the assignment of these assets, which we note to be the issuance of 5,250,000 shares of your common stock to your officers and directors or to entities controlled by them.

Company Response to Comment 16
We have disclosed on pages 19, 31 and 37 that we issued 5,250,000 shares of our common stock to entities controlled by our officers and directors in exchange for assignment of our assets.

Staff Comment 17-- Our Business, page 18
17. You disclose that Mark Holbrook will evaluate wells logs to obtain an estimate of any gas or oil located on your properties and to develop your production plan. Please disclose from when these wells log date, from whom you have obtained them, as well as the type and depths reached. In particular, disclose if these well logs are of the type and reached the depths necessary for you to study the shale formations that you intend to target. Please also disclose if Mark Holbrook has prior experience evaluating shale formations.

Company Response to Comment 17
We have disclosed on pages 19 and 20 that we believe any reserves we locate will be at depths of between 1250 and 1450 feet and thickness ranges from between 120 to 160 feet based upon our initial review of the prior production histories documented in the well and completion logs for the Wells. The well logs evaluated by us reflect sufficient depths and widths to evaluate the shale formations present. Our President, Mark Holbrook, a Petroleum Engineer, evaluated well logs at the Kentucky Department of Natural Resource Division of Oil and Gas website to obtain a potential indication of whether natural fracturing exists and evaluated well completion logs to determine whether remaining shale gas was present when the prior drilling of the well was completed. Mark Holbrook evaluated well logs for Devonian Shale Formation Nitrogen Foam Fracs while he was the Chief Executive Officer of Mark E. Holbrook and Associates Company, a Petroleum Engineering Consulting Company that provided professional services in reservoir engineering, exploration technologies, project economics, and oil and gas property acquisition and during such time conducted Reservoir Evaluations and Due Diligence for Natural Gas Reserve Determinations. The well logs and completion logs provide useful information concerning prior drilling activity for a particular well including:
•	dates and depths previously drilled;
•	operational dates of the well;
•	names of the objective formations within the well, characteristics of the formation and depths where the formations were located;
•	types and properties of hydrocarbons previously discovered in the well;
•	hydrocarbon entry into any rock formations (natural fracturing);
•	type of water within the well;
•	whether the well is shut-in or producing upon completion of drilling;
•	production level; and
•	casing data.

Material Agreements, page 19
Staff Comment 18
18. We note that in the Exhibit Index you have listed Exhibit 10.4 as the “June 1, 2001 Operating and Services agreement -A.D.I.D. Corporation.” Exhibit 10.4 is a Well Services Agreement effective as of June 1, 2011. Please clarify if this is the January 1, 2011 Agreement with A.D.I.D. that you discuss on page 19. Please revise for consistency, or file the January 1, 2011 Agreement.

Company Response to Comment 18
Our disclosure has been modified to reflect that June 1, 2011 is the correct date of the Well Services Agreement on pages 22 and 31. Exhibit 10.4 has been retitled in the Exhibit Index as June 1, 2011 Well Services Agreement. We have no agreement dated January 1, 2011.

Staff Comment 19
19. You have entered into agreements with Marshall Holbrook’s A.D.I.D. Corporation and Fred Akers’, in part to provide pipeline, gathering system and compressor station services. Please explain what fields and/or properties of yours each will service

Company Response to Comment 19
We have disclosed on page 23 that we have not yet determined which fields and/or properties will be serviced by A.D.I.D. and/or Fred Akers and we plan to allocate their services as necessary when and if we commence drilling activities.

Market for Oil and Gas Production, page 21
Staff Comment 20
20. You disclose that the benchmark is the price of Saudi Arabian light crude oil. However, you are targeting shale formations in Kentucky for natural gas. Thus, the price of Saudi Arabian crude oil does not appear an applicable benchmark for any future hypothetical production. Please revise.

Company Response to Comment 20
We have eliminated the price of Saudi Arabian crude oil as a benchmark and disclosed we cannot establish a benchmark unless and until we locate reserves (see page 23).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
Staff Comment 21
21. You disclose that as of March 31, 2011 you had a cash balance of $12,862 and that this would be insufficient to fund your operations beyond two months time. As it is now June 23, 2011, please update your cash balance to the date of this prospectus and indicate how you are funding your operations.

Company Response to Comment 21
We have disclosed on page 26 our cash balance as of June 30, 2011 is $9,500 and that our operations have been funded by management loans as necessary pursuant to verbal agreements.

Staff Comment 22
22. You disclose that you plan to drill 14-17 wells if you obtain financing of $1 million and include a further breakdown of how over the next 12 months you plan to operate if you receive such sufficient funding. Please provide an estimate of the cost of each item listed on page 24. For example, please disclose the cost of the equipment necessary to begin drilling and production operations.
Company Response to Comment 22
We have provided an estimate of the cost of each item listed on page 27.

Staff Comment 23
23. Please also disclose your estimate for the cost per well, and how you arrived at this figure. In this regard, we note your disclosure that you plan to apply “advanced drilling, completion and stimulation technologies” to tight shale gas formations. Shale is the most impermeable rock from which the natural gas industry produces and, therefore, requires the drilling of expensive horizontal wells followed by massive hydraulic fracturing jobs, adding millions of dollars of cost to the most expensive wells drilled onshore in order to develop these shale reservoirs. Please expand your plan of operation to fully disclose the development costs of this strategy at each stage of your proposed development, including expenditures to comply with applicable regulatory requirements. Please make corresponding changes to your prospectus summary.

Company Response to Comment 23
We have removed references to our use of “advanced drilling, completion and stimulation technologies” and included a specific discussion of Devonian Shale and our plans to utilize natural fracturing that exists within the reservoir rock and provided the publications and/or sources for these conclusions.

Staff Comment 24
24. You disclose if you receive sufficient funding, that in the third month after receiving such financing you will begin drilling and producing 2-3 Knox and 8-14 Devonian Shale development oil and/or gas wells. You later disclose that in the tenth month, you will begin raising money for 6 more Knox and 6 Devonian wells and installing a natural gas stripping unit. Please explain how you anticipate being able to begin drilling operations in such a short time frame, including the process by which you will evaluate whether or not any of your proposed well locations contain economically producible hydrocarbons.

Company Response to Comment 24
We will use one drilling rig for our program. We believe our Devonian well will only take 1 week to drill and an additional week to start producing. We believe that we can drill and hook-up 3-4 wells per month. We believe our Knox wells will take 2 weeks to drill and 1 week to start producing. We can drill and hook up almost 2 wells per month. Base on these numbers it would take 1-1 ½ months to do the Knox Wells and 2-4 months to drill the Devonian shale wells. This is a maximum of 5-6 months with over 4 months to evaluate production and define new areas for drilling to meet out 10-month projection. We plan to drill shallow wells in Kentucky and because we plan to engage in vertical drilling at depths of between 1250-1500 feet. We do not plan to engage in horizontal drilling.

Staff Comment 25
25. If you determine that any of your properties contain economically producible hydrocarbons, or otherwise decide to move forward in your drilling plan, please explain how you will contract appropriate drilling and hydraulic fracturing teams, including the number of drilling rigs that you intend to operate if you receive sufficient financing, and the time that you anticipate one drilling operation to take. Please also discuss any regulatory or permitting hurdles that may impact the company’s proposed timing.
Company Response to Comment 25
We will only need one small drilling rig with the depth capability of 4000 feet maximum. We have disclosed on page 25 that we plan to use one drilling rig. This rig is an air rig, which does not use drilling mud. We do not anticipate regulatory or permitting problems because we plan to drill shallow wells in Kentucky and because we plan to engage in vertical drilling at depths of between 1250-1500 feet and do not plan to engage in horizontal drilling.

Staff Comment 26
26. Please clarify how you will determine if a natural gas stripping unit is appropriate to be built.

Company Response to Comment 26
We have disclosed on page 28 that we will make a determination of whether a natural gas stripping unit is appropriate based upon the amount of reserves located, if any.

Staff Comment 27
27. Please clarify if the geologist you plan to hire will be evaluating new properties for acquisition or evaluating your existing properties. If your initial wells drilled do not result in economically producible hydrocarbons, please also revise to disclose if you will still hire such a geologist and how you would compensate such individual.

Company Response to Comment 27
We have modified our disclosure on page 28 to provide that, “Our geologist will be employed on a contract basis and will only be compensated in the form of commissions from revenue generated by our property interests. If our initial wells drilled do not result in economically producible hydrocarbons we will not hire a geologist.”

Staff Comment 28
28. You disclose that until you commence drilling activities, your monthly costs are approximately $2,500 a month. Please clarify if this includes your expenses as a public company, and if not, please revise this figure to include these costs.

Company Response to Comment 28
On page 28 we have disclosed that our monthly costs are approximately $3,500 a month, which includes our expenses as a public company.

Certain Relationships and Related Transactions, page 25
Staff Comment 29
29. Please file as exhibits the convertible notes discussed in this section.

Company Response to Comment 29
We have filed the convertible note agreements with McCrome International, Inc., Logos Resources, Inc., and Sovereign One, Inc. as Exhibits 10.15, 10.16 and 10.17.

Staff Comment 30
30. Please disclose the value of the shares issued to your officers and directors in exchange for services rendered.

Company Response to Comment 30
We have disclosed on pages 31 and 38 that the value of shares issued to our officers and directors in exchange for services is $.50 per common share.

Staff Comment
31. Please discuss in this section the Well Services Agreement with A.D.I.D.

Company Response to Comment 31
We have added a discussion of the Well Services Agreement with A.D.I.D. on page 38.

Executive Compensation, page 28
Staff Comment
32. We note that on January 1, 2011, you issued common stock to your officers and directors for services rendered. Please clarify whether this was for services rendered in 2010, and explain why these issuances should not be listed in the executive or director compensation tables.

Company Response to Comment 32
We have clarified on pages 34 and 35 that these shares were issued for services rendered in 2011 and included the amounts in the executive officer and/or director compensation tables.

Staff Comment
33. We note that you have no employment agreement with your officers and directors. Please explain the process by which you determine to compensate your officers and directors, such as through the issuance of securities.

Company Response to Comment 33
We have included narrative disclosure to the summary compensation and option tables on pages 34 and 35 and modified our disclosure on page 35 to reflect that our officers and directors have orally agreed to take no compensation unless and until we achieve revenues from operations which exceed $32,500, and then only if, in the exercise of their fiduciary duty to stockholders, we believe taking compensation will not adversely affect our ability to continue to successfully implement our business plan at that time. At such time we plan to pay salaries of $ 6,750 per month to Mark Holbrook, $4,000 per month to Marshall Holbrook and $ 2,750 per month to Cora J Holbrook.

Financial Statements for the Three Months Ended March 31, 2011 and 2010
Notes to Financial Statements

Staff Comment 34
34. Please provide a statement indicating that your unaudited interim financial statements reflect all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Refer to Instruction 2 of Article 8-03 of Regulation S-X.

Company Response to Comment 34
The following statement was added as the third paragraph under the subheading “Organization,” the first subheading under Note 1—Description of business and corporate information:

The accompany unaudited March 31, 2011 interim financial statements of Puissant Industries, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of American pursuant to the rules of the Securities and Exchange Commission. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting of normal recurring accruals, necessary in order to make the financial statements not misleading. Operating results for the three month period ended March 31, 2011 are not necessarily indicative of the results that may be expected for the year ended December 31, 2011.

Note 8- Equity, page F-17
Staff Comment 35
35. We note that you issued a total of 80,000 shares of your common stock to your officers and directors at an agreed value of $0.10 per share in exchange for services rendered. Please explain to us why an agreed value is appropriate under U.S. GAAP and why you have not used the fair value of the common shares issued per FASB ASC 718-10-30-2.

Company Response to Comment 35
Note 8—Equity, page F-17 (Note 8 now appears on page F-18):
Based on additional research of GAAP and applicable FASB ASC Topics, the Company has determined that the 80,000 shares of its common stock issued to officers and directors should be valued at $0.50 per share, the first sale price of its common stock to third party investors. As a result, the financial statements for the period ended March 31, 2011 have been changed to reflect a fair value of $0.50 per common share for the 80,000 shares issued to the Company’s officers and directors, which resulted in an additional charge against administrative expenses of $32,000.

Staff Comment 36
36. We also note that you issued 320,000 shares to consultants at an agreed value of $0.10 per share in exchange for consulting services. Please explain to us why an agreed value is appropriate under U.S. GAAP. Refer to FASB ASC 505-50.

Company Response to Comment 36
Note 8—Equity, page F-17 (Note 8 now appears on page F-18):
Based on additional research of GAAP and applicable FASB ASC Topics, primarily ASC Topic 505-50, the Company has determine that the 320,000 shares of its common stock issued to consultants for professional services should be valued at $0.50 per share, the first sale price of its common stock to third party investors. As a result, the financial statements for the period ended March 31, 2011 have been changed to reflect a fair value of $0.50 per common share for the 320,000 shares issued to consultants for professional services, which resulted in an additional charge to professional fees of $128,000.

Financial Statements for the Years ended December 31, 2010 and 2009
Report of Independent Registered Public Accounting Firm, page F-19

Staff Comment 37
37. Please advise your independent accountant to revise their report to provide assurance on the statements of operations, stockholders' equity and cash flows for the period from inception (i.e., July 6, 2009 to December 31, 2010.

Company Response to Comment 37
Independent accountant’s report
The independent accountant’s report has been changed to provide assurance on the statement of operations, stockholders’ equity and cash flows for the period July 6, 2009 (Inception) through December 31, 2010.

Balance Sheet, page F-20
Staff Comment 38
38. Please revise to disclose the terms of the land leases and your accounting policy for these leases.

Company Response to Comment 38
The land lease terms have been disclosed and included as part of Note 2—Summary of significant accounting principles (See page F-28 and F-7).

Note 8-Equity, page F-36
Staff Comment 39
39. We note that you issued a total of 50,000 shares of your common stock in exchange for oil and gas leases at an agreed value of $0.0006 per share. Please explain to us why an agreed value is appropriate under U.S. GAAP. This comment also applies to the 5,200,000 shares issued in March 2011 in exchange for oil and gas leases. Please cite the relevant authoritative literature in connection with your response.

Company Response to Comment 39
Note 8—Equity, page F-36 (Note 8 now appears on page F-39):
On January 7, 2010, A.D.I.D. Corporation, a Kentucky corporation controlled by our Vice President and Director, Marshall Holbrook, assigned our current assets to us in exchange for our issuance of an aggregate of 5,250,000 common shares which we issued as follows, (i) 16,667 common shares on January 7, 2010 and 1,677,833 common shares on March 17, 2011 to Sovereign One, Inc., a Tennessee Corporation controlled by our President and Director, Mark Holbrook; (ii) 16,667 common shares on January 7, 2010 and 1,677,833 common shares on March 17, 2011 to Logos Resources, Inc., a Tennessee Corporation controlled by our Vice President and Director Marshall Holbrook and of 16,667 common shares on January 7, 2010; and (iii) 1,677,833 common shares on March 17, 2011 to McCrome International, Inc., a Tennessee Corporation controlled by our Secretary and Director, Cora J. Holbrook.

The value of $0.0006 represents the total value of the par value of the common stock shares issued in connection with the assignment of the land leases valued at $3,121, in accordance with the agreements entered into between the Company and the three corporations named above on January 7, 2010.

Staff Comment 40
40. We note that you issued 125,000 shares and 75,000 shares of your common stock to Hamilton & Associates Law Group and Williams Law Group, respectively on November 3, 2010. However, we did not note these issuances in the statement of changes in stockholders’ equity per page F-22. Please explain to us how you accounted for these issuances and how they were recorded. In your explanation please cite the U.S. GAAP that you applied for these transactions.

Company Response to Comment 40
The 125,000 shares and 75,000 shares of the Company’s common stock issued to Hamilton & Associates Law Group and Williams Law Group, respectively, are included on the statement of changes in stockholders’ equity, as shares issued in exchange for professional services (See page F-3). These shares did not appear on the statement of changes in stockholders’ equity as issued at December 31, 2010 because the shares, issued on March 31, 2011, were issued for professional consulting services rendered after December 31, 2010.

See response to comment 36 (above) for the explanation of GAAP as it applies to these shares.

Staff Comment 41
41. We note herein that you issued 20,000 shares of your common stock to Fred Akers in March 2011 in exchange for pipeline, gathering system and compressor station services. However, we did not note this issuance in the statement of changes in stockholders’ equity per page F-3. Please explain to us how you accounted for this issuance and how it was recorded. In your explanation please cite the U.S. GAAP that you applied for these transactions.

Company Response to Comment 41
The 20,000 shares of the Company’s common stock issued to Fred Akers in exchange for pipeline, gathering system, and compressor station services, are included on the statement of changes in the stockholders’ equity, as shares issued in exchange for professional services (See page F-3). These shares are part of the 320,000 shares issued on March 31, 2011 for services rendered after December 31, 2011. See response to comment 36 (above) for the explanation of GAAP as it applies to these shares.

Exhibits
Staff Comment 42
42. We note that exhibit 10.6, the Well Assignment Laurel County, and exhibit 10.7, the Well Assignment Clay County, currently list as numbers 1-21 the same oil and gas wells and related leases. Please explain.

Company Response to Comment 42
Some wells and units are located in both counties. The filings were made in both counties to make sure we cover all conjoined areas that overlap in both counties.

Staff Comment 43
43. Please file as an exhibit the agreement whereby you changed the conversion price of your promissory notes from $1 per share to $0.50. In an appropriate place in your filing, please discuss the reasons for this change.
Company Response to Comment 43
We have disclosed on page 37 that we reduced the conversion price of our promissory notes by a corporate resolution adopted by our board of directors which we have filed as Exhibit 10.20 to encourage goodwill and loyalty from our shareholders.

Signatures, page 38

Staff Comment 44
44. Please indicate who is signing in the capacity of your principal executive officer, principal financial officer, and principal accounting officer or controller. See Instructions 1 and 2 to the Instructions to the Signatures section of Form S-1.
Company Response to Comment 44
We have indicated that Mark Holbrook is signing in the capacity of our principal executive officer, and that Cora Holbrook is signing in the capacity of our principal financial officer.

Should you have any questions regarding the foregoing, please contact our legal counsel, Brenda Hamilton at (561) 416-8956.

Sincerely
Mark Holbrook
Chief Executive Officer, President and Director